May 30, 2012

Mr. Matthew Crispino
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:       Introbuzz
Amendment No. 4 to Form S-1
File No. 333-179118
Filed May 18, 2012

Dear Mr. Crispino:

Introbuzz submits this letter to you in response to your letter of May 30, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
We note your response to prior comment 1 and the new disclosures related to the Jumpstart Our Business Startups Act of 2012.  Please change the reference in the penultimate paragraph on page 5 from Sections 14A and 14B of the Securities Exchange Act to Sections 14A(a) and (b).

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the filing to change referenced sections from 14A and B to “14A(a)” and “(b)” in the appropriate sections.

COMMENT:

2.
Please revise your cross-reference to your risk factors section on your prospectus cover page to clarify it is now located on page 10, or the appropriately revised page number in your next amendment.  Further, please revise your table of contents to provide the correct page number references for your most recent amendment.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the risk factor page number to accurately designate the page the Risk Factors are located.  In addition, in the amended filing we have revised the table of contents to provide correct page numbers.

COMMENT:

3.
We note your response to prior comment 4 regarding whether Mr. Gewerter may lawfully provide escrow services for amounts collected for an initial public offering under Nevada Revised Statutes 645A.  Please add a risk factor addressing the risk that this escrow arrangement is exempt from the regulatory protections of NRS 645A.  Further, the risk factor should disclose any conflicts of interest that Mr. Gewerter may have in his duties as an escrow agent with his duties as legal counsel to the issuer.  Also, please revise page 18 to clearly indicate that Mr. Gewerter is not a licensed escrow agent, that you believe he is exempt from regulation by NRS 645A.015, and that investors will not be afforded the protections of NRS 645A.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have added a risk factor addressing the risk that the escrow arrangement is exempt from the regulatory protections of NRS 645A.  We have also disclosed in the risk factor conflicts of interest that Mr. Gewerter may have in his duties as an escrow agent with his duties as legal counsel to the Company.  In addition, we have clearly indicated in the appropriate sections that Mr. Gewerter is not a licensed escrow agent and that we believe he is exempt from regulation by NRS 645A.015, and that investors will not be afforded the protections of NRS 645A.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Kenneth Carter
Kenneth Carter